EXHIBIT 21.1

                              LIST OF SUBSIDIARIES

Zone4Play, Inc (DE)  - Incorporated in the State of Delaware, U.S.

Zone4Play (UK) Ltd  - Incorporated in the United Kingdom

Zone4Play (Israel) Ltd - Incorporated in the State of Israel

MixTV Ltd - Incorporated in the State of Israel

Gaming Ventures Plc - Incorporated in the Isle of Man

RNG gaming Ltd - Incorporated in the Isle of Man

Get21 Ltd - Incorporated in the Isle of Man

Get21 (Israel) Ltd - Incorporated in the State of Israel